Exhibit 1
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 Immediate Release                                              18 December 2006


                              WPP Group plc ("WPP")

                            Notification of Interest

     On 15th December 2006, WPP was notified by Barclays PLC, pursuant to Sections 198 - 202 of the Companies Act 1985 that it had an interest in 37,170,799 ordinary shares in WPP, representing 2.99% of the issued share capital of the Company.

                                       END


Contact:
Feona McEwan, WPP                                            +44 (0)20 7408 2204
www.wpp.com
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